Exhibit 99.1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT REGARDING THE COMPLETION OF THE PROCEDURES

FOR THE RELEASE OF THE REGISTRATION OF PLEDGE AND TRUST FOR

THE EXCHANGEABLE CORPORATE BONDS BY THE CONTROLLING SHAREHOLDER

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PetroChina Company Limited (the “Company”) has received a notification from China National Petroleum Corporation (“CNPC”), the controlling shareholder of the Company, informing the Company that CNPC had completed the procedures at Shanghai Branch of China Securities Depository and Clearing Corporation Limited for the release of the registration of pledge and trust of remaining unexchanged 2,051,487,972 A shares of the Company, as the underlying shares for the registration of pledge and trust for the exchangeable corporate bonds issued by CNPC in 2017, held in CNPC-CSC-17 CNPC EB Pledge and Trust Special Account (the “17 CNPC EB Special Account”).

Following the completion of the release of the registration of pledge and trust of above-mentioned shares, CNPC held 148,933,827,108 shares1 of the Company, representing 81.38% of the total issued share capital of the Company; 17 CNPC EB Special Account no longer held any share of the Company.

[1]	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

By order of the Board PetroChina Company Limited Company Secretary Chai Shouping

Beijing, China

2 August 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.